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                              September 12, 2023

       Martin Shen
       Chief Executive Officer
       FingerMotion, Inc.
       111 Somerset Road
       Level 3, Singapore 238164

                                                        Re: FingerMotion, Inc.
                                                            Form 10-K for the
Fiscal Year Ended February 28, 2023
                                                            File No. 001-41187

       Dear Martin Shen:

              We have reviewed your August 28, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 28, 2023 letter.

       Form 10-K for the Fiscal Year Ended February 28, 2023

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 53

   1. We note your statement that you reviewed your stockholder register and certain public filings in connection
with your required submission under paragraph (a). Please
                                                        supplementally describe
any additional materials that were reviewed and tell us whether you relied upon any
legal opinions or third party certifications such as affidavits as the basis for your
submission.
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your determination. In
addition, please tell us whether you have relied upon third party
 Martin Shen
FingerMotion, Inc.
September 12, 2023
Page 2
      certifications such as affidavits as the basis for your disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Pattan, at (202) 551-6756 or Andrew Mew, at (202) 551-3377 with any questions.



                                                              Sincerely,
FirstName LastNameMartin Shen
                                                              Division of
Corporation Finance
Comapany NameFingerMotion, Inc.
                                                              Disclosure Review
Program
September 12, 2023 Page 2
cc:       Michael Shannon
FirstName LastName